SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2003 RESULTS
(Rio de Janeiro – June 10, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

  Consolidated sales of products and services for the first quarter of 2003 totaled U.S.$ 9,578 million, a 28.1% increase from U.S.$ 7,476 million for the first quarter of 2002. Net operating revenues totaled U.S.$ 7,043 million for the first quarter of 2003, a 48.9% increase from net operating revenues of U.S.$ 4,729 million during the first quarter of 2002. The increases in consolidated sales of products and services and net operating revenues were primarily a result of the increase in prices of oil products in the international market, and to a lesser extent, an increase in sales volume outside Brazil.

  Consolidated net income for the first quarter of 2003 increased from U.S.$ 613 million for the first quarter of 2002 to U.S.$ 2,309 million for the first quarter of 2003, primarily due to the 48.9% increase in net operating revenues and the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which generated a gain of U.S.$ 697 million, net of taxes.

  Earnings per share for the first quarter of 2003 increased to U.S.$ 2.11 per share, as compared to earnings per share of U.S.$ 0.56 for the first quarter of 2002.

  In the first quarter of 2003, our total worldwide production of crude oil, natural gas liquids (NGL) and natural gas increased approximately 5% when compared to the first quarter of 2002, reaching an average of 1,896 thousand barrels of oil equivalent per day. In February 2003, we posted a new record in the monthly output of crude oil and NGL in Brazil producing an average of 1,597 thousand barrels per day, with 82% of such production originating from our fields in the Campos Basin.

Comments from the President, MR. JOSÉ EDUARDO DE BARROS DUTRA

During the first quarter of 2003, the new board of directors and I participated in discussions with our employees, suppliers, clients, shareholders and investors to assess our progress in meeting our strategic objectives and to develop our business strategy going forward.

As a result of these discussions, we have begun adapting our business practices, procedures and strategies to effectively contend with the prevailing economic and social climate of Brazil, while maintaining profitability and sound environmental practices and contributing to the development of the communities where we operate.

Our operational and financial results for the first quarter of 2003 not only reflect a sensible pricing policy, but they are indicative of an improving outlook for the Brazilian economy. For example, the appreciation of the Brazilian Real against the U.S. dollar in the first quarter of the year, positively impacted our financial condition.

I would like to highlight our revised strategic plan for the period from 2003 to 2007. The plan contemplates capital expenditures of approximately U.S.$ 34.3 billion during the period, which are designed to maintain our continued leadership in the Brazilian oil and gas market. The revised plan also contemplates significant investments in our employees and in policies designed to promote fiscal discipline, social responsibility, effective corporate governance standards and occupational health, safety and environmental compliance.

Operating highlights

The increase in Brazilian production of crude oil, NGL and natural gas was primarily a result of the start-up of new wells in the Marlim field (P-35 and P-37) and the Espadarte field (ESPF) as well as the new wccccells comprising the P-38/P-40 system in the Marlim Sul field.

As a result of the increase in Brazilian production, our net imports of crude oil and oil products totaled 120,000 barrels per day during the first quarter of 2003, representing a 39% reduction from net imports of 195,000 barrels per day during the first quarter of 2002. These figures are in line with our goal of achieving a trade surplus in the medium term.

I would like to highlight three major operational achievements attained in the first quarter of 2003:

  The new crude oil discovery in the Campos Basin at well 9-MLL-3, near the Marlim Leste field, with estimated reserves of 270 million barrels of oil equivalent;

  Our executive board’s approval of the revision of the bidding procedures and contractual conditions in the Tender Notice for the construction of the P-51 and P-52 platforms, which included measures to ensure minimum levels of participation by Brazilian firms in the construction of the platforms; and

  The increase in our installed primary refining capacity of 25 thousand barrels per day, principally as a result of upgrades we made to our refinery system.

Financial and corporate highlights

In March 2003, through our subsidiary, Petrobras International Finance Company (PIFCo), we issued in the international capital markets U.S. $400 million of Global Step-Up Notes due 2008. We had originally targeted a U.S. $200 million issuance, but decided to increase the size of the offering as a result of increased investor demand. This transaction represented the first issuance under our shelf registration statement filed with the U.S. Securities and Exchange Commission in July 2002.

Events subsequent to the end of the quarter:

In accordance with the decision of the Annual General Shareholders’ Meeting on March 27, 2003, we began, on May 5, 2003, to pay dividends and interest on capital payments based on our results for the fiscal year ended December 31, 2002. These dividends and interest totaled U.S$ 0.55 per common and preferred shares, restated at the SELIC rate.

We also announced the largest natural gas discovery ever on the Brazilian continental shelf with estimated reserves of approximately 70 billion cubic meters of natural gas (approximately 440 million barrels of oil equivalent), which increased our Brazilian proved natural gas reserves by approximately 30%.

As previously mentioned, we recently announced our revised strategic plan. The revisions reflect objectives and targets adapted to the new international reality and focused on increased production but aligned to the recovery of Brazilian economic growth. The execution of the projects contemplated in the strategic plan will generate more jobs in Brazil through our direct activities as well as through our increased contracting of Brazilian firms during the period from 2003 to 2007.

Finally, on May 13, 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Desregulación y la Defensa Del Consumidor), approved our purchase of 58.62% of the capital stock of Perez Companc S.A. and 39.67% of the capital stock of Petrolera Perez Companc S.A.. Upon approval of the transaction,we agreed to cause the divesture of Pecom Energia S.A.’s aggregate equity interest in Transener S.A. in accordance with Law Nº. 24,065 of the Argentine Electricity Regulatory framework. It is worth mentioning that this divestment is in line with Perez Companc S.A.’s strategic objectives and does not impact our own strategic objectives.

In May 2003, through our subsidiary, Petrobras International Finance Company (PIFCo), we issued additional Senior Trust Certificates Notes and Junior Trust Certificates, as follows: Series 2003-A of U.S. $ 550 million with annual interest due of 6.436 % maturing in June 2015 and Series 2003-B of U.S. $200 million with annual interest due of 3.478% maturing in June 2013. These two new issuances complement the initial Securitization Program commenced in December 2001.

FINANCIAL DATA

Financial Highlights

		U.S. $ million (except earnings per share or unless otherwise noted)

		For the first quarter of
4Q-2002	Income statement data	2003	2002
8,294	Sales of products and services	9,578	7,476
5,930	Net operating revenues	7,043	4,729
(578)	Financial income (expense), net	156	120
73	Net income	2,309	613
	Basic and diluted earnings per common and preferred share
0.07	Before effect of change in accounting principle	1.47	0.56
0.07	After effect of change in accounting principle	2.11	0.56

	Other data
43.1	Gross margin (%) (1)	56.1	47.6
25.9	Operating margin (%) (2)	42.1	26.7
1.2	Net margin (%) (3)	32.8	13.0
55	Net debt/(Net debt + Stockholders’equity)(%)(4)	48	37
71	Debt to equity ratio (%)(5)	69	66

(1)	Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(2)	Operating margin is calculated as net operating revenues less costs and expenses divided by net operating revenues.
(3)	Net margin is calculated as net income divided by net operating revenues.
(4)	Net debt includes short-term debt, long-term debt, capital lease obligations and project financings, less cash and cash equivalents and Junior Notes in the amount of U.S.$ 150 million.
(5)	Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders’ equity.

	U.S. $ million

Balance sheet data	03.31.2003	12.31.2002	Δ %	03.31.2002
Total assets	37,298	32,018	16.5	37,119
Total debt (1)	15,309	14,680	4.3	14,124
Current	2,300	1,986	15.8	2,813
Long-term	13,009	12,694	2.5	11,311
Net debt(2)	10,658	11,229	(5.1)	7,529
Stockholders’ equity (3)	11,712	9,301	25.9	12,656
Total capitalization (3) (4)	27,021	23,981	12.7	26,780

(1)	Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2)	Net debt is calculated as total debt less cash and cash equivalents and Junior Notes in the amount of U.S.$ 150 million.
(3)	Stockholders’ equity includes a loss in the amount of U.S.$ 1,434 million for the first quarter of 2003, U.S.$ 1,361 million for the year 2002 and U.S.$ 1,864 million for the first quarter of 2002, in each case
(4)	Total capitalization means stockholders’ equity plus total debt

As of March 31, 2003, net debt totaled U.S. $ 10,658, a 5.1% decrease compared to net debt of U.S. $ 11,229 as of December 31, 2002, largely due to an increase in cash and cash equivalents.

Our debt to equity ratio was 69% on March 31, 2003, as compared to 66% at March 31, 2002.

OPERATING PERFORMANCE

		For the first quarter of
4Q-2002		2003	2002
	Average daily crude oil and gas production
1,491	Crude oil and NGLs (Mbpd) (1)	1,613	1,526
1,455	Brazil	1,573	1,489
36	International	40	37
1,578	Natural gas (Mmcfpd)	1,698	1,686
1,416	Brazil	1,494	1,572
162	International	204	114
	Crude oil and NGL average sales price (U.S. dollars per bbl)
22.79	Brazil	29.68	17.46
23.62	International	31.07	19.18
	Natural gas average sales price (U.S. dollars per Mcf)
1.06	Brazil	1.57	1.47
1.55	International	1.72	1.66
	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
7.50	Including government take (2)	8.45	6.72
3.06	Excluding government take (2)	2.85	3.43
2.48	Crude oil and natural gas – International	1.99	1.97
	Refining costs (U.S. dollars per boe)
0.81	Brazil	0.98	0.97
0.92	International	1.07	1.17
	Refining and marketing operations (Mbpd)
	Brazil
1,931	Installed capacity	1,956	1,931
1,647	Primary throughput	1,623	1,662
82%	Utilization	83%	85%
	International
91	Installed capacity	91	91
60	Primary throughput	70	60
65%	Utilization	70%	66%
77	Domestic crude oil as % of total feedstock processed	80	81

	Imports (Mbpd)
298	Crude oil imports	388	281
213	Oil product imports	183	215
212	Crude oil exports	225	160
178	Oil product exports	226	141

121	Net imports	120	195

(1)	Includes production from shale oil reserves.
(2)	Government take includes royalties, special government participation and rental of areas.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Price Regulation and Other Government Policies

Our financial condition and results of operations have been, and most likely will continue to be, substantially impacted by International and Brazilian political and economic conditions.

– Pre-January 2, 2002

Until January 2, 2002, when price deregulation was fully implemented, our financial condition and results of operations reflected the effects of governmental policies that the Federal Government maintained, changed or implemented to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product.

Because the regulation of crude oil and oil products prices was one of the tools available to the Federal Government for the control of inflation, the Federal Government periodically changed the prices at which we could sell our products based upon political and economic conditions in Brazil.

As part of the deregulation of the Brazilian oil and gas sector, effective July 29, 1998, the Federal Government changed its price regulation policies. Under these policies, the Federal Government continued to establish our sales prices until January 2, 2002, at which time all such price controls ended, in accordance with Law 9,990.

– Post-January 2, 2002 regulations

Pursuant to the Oil Law and subsequent legislation, the crude oil and oil products markets in Brazil were opened in their entirety beginning January 2, 2002. As part of this action:

  the Federal Government deregulated fuel sales prices and fuel realization prices, and as a consequence, eliminated the Specific Parcel Price – PPE ; and

  a special charge called the Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain – CIDE) on the importation and sale of fuels was established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

Pension Plan

The determination of expenses and liabilities for pensions and other post-retirement obligations requires us to make certain assumptions regarding discount rates, rates of increase in compensation levels and the expected long-term rate of return on assets. Each of these assumptions reflects estimates that are highly uncertain for a number of reasons, including uncertainty regarding long-term economic conditions in Brazil. Notwithstanding changes in inflation, interest rates and other economic variables, we have not changed the assumptions, because the uncertainty concerning long-term developments in the Brazilian economy makes it difficult to apply the principles set forth in U.S. GAAP and to agree on specific assumptions. We may change these assumptions in the future, and any such changes could have a material effect on reported liabilities and, to a lesser extent, on reported earnings.

In particular, we believe that the weighted average discount rate that we apply to determine the present value of our future obligations for pensions and other post-retirement obligations may be subject to revision to reflect changes in the Brazilian financial markets. U.S. GAAP require that the discount rate reflect the price at which the pension benefits could be effectively settled, and encourage the use of rates of return on high-quality fixed-income investments currently available and expected to be available in the market. In recent years, the Brazilian government has issued long-term inflation-indexed securities that are traded in an increasingly liquid market. We believe that the high rates of return on these securities suggest that it would be appropriate to increase the discount rate assumption, but there are interpretive problems under U.S. GAAP with this view and with increasing the spread between the discount rate assumption and the assumed rate of future increase in compensation. We are currently discussing these issues with our auditors, and these discussions could result in a change in assumptions in the near future. Such a change could have a significant effect on the amount of our pension liability and expense.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2003 COMPARED TO THE FIRST QUARTER OF 2002

The comparison between our results of operations for the first quarter of 2003, as compared to the first quarter of 2002 has been significantly impacted by the fact that the average Real/U.S. dollar exchange rate in the first quarter of 2003 was 46.6% higher than the average Real/U.S. dollar exchange rate in the first quarter of 2002. For ease we refer to this change in average exchange rate as the “46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.”

Revenues

  Net operating revenues increased 48.9% to U.S.$ 7,043 million for the first quarter of 2003, as compared to net operating revenues of U.S.$ 4,729 million for the first quarter of 2002. This increase is primarily attributable to the increase in the price of certain oil products in the international market (the average price of Brent crude oil, an international benchmark oil, increased 49.0% from U.S. $21.14 during the first quarter of 2002 to U.S. $ 31.51 during the first quarter of 2003), which increase was partially passed through to Brazilian costumers, and to a lesser extent, a 31.0% increase in sales volumes outside Brazil, which includes both international sales and exports. These increases were partially offset by a 6.4% decrease in sales volume in the domestic market, primarily due to a decrease of Brazilian consumer demand.

Consolidated sales of products and services increased 28.1% to U.S.$ 9,578 million for the first quarter of 2003, as compared to U.S.$ 7,476 million for the first quarter of 2002, primarily as a result of the increase in the price of certain oil products in the international market.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 12.8% to U.S.$ 1,387 million for the first quarter of 2003, as compared to U.S.$ 1,230 million for the first quarter of 2002, primarily due to the increase in sales of products and services; and

  CIDE, the per-transaction tax due to the Federal Government, which decreased 24.3% to U.S.$ 1,148 million for the first quarter of 2003, as compared to U.S.$ 1,517 million for the first quarter of 2002. This decrease was primarily attributable to the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002. This decrease was partially offset by an increase in the CIDE rate charged on some oil products.

Cost of sales

Cost of sales for the first quarter of 2003 increased 24.9% to U.S.$ 3,092 million, as compared to U.S.$ 2,476 million for the first quarter of 2002. This increase was principally a result of:

  an increase in cost of imports of U.S.$ 415 million, despite the fact that our volume of imports decreased, primarily attributable to the increase of crude oil and oil product prices in the international market;

  a net increase in cost of sales outside Brazil of approximately U.S.$ 162 million, attributable to an increase in our sales volume in the international market; and,

  an increase in taxes and charges imposed by the Brazilian Government which amounted to U.S.$ 748 million for the first quarter of 2003, as compared to U.S.$ 390 million for the first quarter of 2002. These taxes and charges included the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) which increased to U.S.$ 407 million for the first quarter of 2003, as compared to U.S.$ 160 million for the first quarter of 2002, as a result of our increased production of crude oil during the first quarter of 2003.

These increases were partially offset by:

  a decrease of approximately U.S.$ 119 million in cost of sales related to the 6.4% reduction of our domestic sales volumes; and

  the effect on our cost of sales as expressed in U.S. dollars of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002, which resulted in a decrease to our cost of sales of approximately U.S.$107 million (since 34.4% of our cost of sales was denominated in Reais).

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization relating to exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 2.7% to U.S.$ 413 million for the first quarter of 2003, as compared to U.S.$ 402 million for the first quarter of 2002. This increase was primarily attributable to a 5% increase in production of crude oil, NGL and natural gas, primarily in the Campos Basin and was partially offset by the effect of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes decreased 32.3% to U.S. $ 67 million for the first quarter of 2003, as compared to U.S.$ 99 million for the first quarter of 2002. This decrease is primarily attributable to the effect of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 1.5% to U.S.$ 460 million for the first quarter of 2003, as compared to U.S.$ 453 million for the first quarter of 2002.

  Selling expenses increased 5.4% to U.S.$ 254 million for the first quarter of 2003, as compared to U.S.$ 241 million for the first quarter of 2002. This increase was primarily attributable to an increase of U.S.$ 60 million in expenses related to transportation costs of oil products and was partially offset by the effect of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.

  General and administrative expenses decreased 2.8% to U.S.$ 206 million for the first quarter of 2003, as compared to U.S.$ 212 million for the first quarter of 2002. This decrease was primarily attributable to the effect of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002. This decrease was partially offset by an increase of U.S.$ 32 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities.

Research and development expenses

Research and development expenses increased 18.4% to U.S.$ 45 million for the first quarter of 2003, as compared to U.S.$ 38 million for the first quarter of 2002. This increase was primarily related to the additional investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 19 million, which was partially offset by the effect of the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 11 million for the first quarter of 2003, as compared to a loss of U.S.$ 76 million for the first quarter of 2002. This increase was mainly attributable to a gain of U.S.$ 19 million for the first quarter of 2003, as compared to a loss of U.S.$ 72 million for the first quarter of 2002, related to the result of our equity investments in Compañia Mega, an Argentine company that is engaged in natural gas activities, and which was adversely affected by the devaluation of the Argentine Peso against the U.S. dollar in the first quarter of 2002.

Financial income

We derive financial income from several sources, including:

  interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits;

  long-term government securities that we acquired as a result of the privatization of our petrochemical assets; and

  government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 20.9% to U.S.$ 227 million for the first quarter of 2003 as compared to U.S.$ 287 million for the first quarter of 2002. This decrease was primarily attributable to:

  a reduction in financial interest income from short-term investments, which declined 6.7% to U.S.$ 154 million for the first quarter of 2003, as compared to U.S.$ 165 million for the first quarter of 2002, primarily due to the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.; and

  a reduction in financial interest income from Government securities (National Treasury Bonds), which were transferred last year to PETROS, our pension plan for employees, to reduce our pension liability, which decreased 84.4% to U.S.$ 5 million for the first quarter of 2003, as compared to U.S.$32 million for the first quarter of 2002.

Financial expense

Financial expense increased 18.9% to U.S.$ 252 million for the first quarter of 2003, as compared to U.S.$ 212 million for the first quarter of 2002.This increase was primarily attributable to the increase in our debt.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 181 million for the first quarter of 2003, as compared to a gain of U.S.$ 45 million for the first quarter of 2002. Approximately 86% of our indebtedness was denominated in foreign currencies during each of the first quarter of 2003 and the first quarter of 2002. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of a 5.1% appreciation of the Real against the U.S. dollar during the first quarter of 2003, as compared to a 0.1% devaluation of the Real against the U.S. dollar during the first quarter of 2002.

Employee benefit expense

Employee benefit expense consists of financial costs relating to pension and other post-retirement benefits. Employee benefit expense decreased 23.2% to U.S.$ 116 million for the first quarter of 2003, as compared to U.S.$ 151 million for the first quarter of 2002.

This decrease was primarily attributable to 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002.

This decrease was partially offset by an increase in the provision of U.S.$13 million resulting from the annual actuarial calculation of the pension plan liability.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 8.2% to U.S.$ 67 million for the first quarter of 2003, as compared to U.S.$ 73 million for the first quarter of 2002. This decrease was primarily attributable to the 46.6% decrease in the value of the Real against the U.S. dollar in the first quarter of 2003, as compared to the first quarter of 2002. This decrease was partially offset by an increase of U.S.$ 8 million in the CPMF, a tax payable in connection with certain financial transactions.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the first quarter of 2003 increased to U.S.$ 296 million, as compared to an expense of U.S.$ 60 million for the first quarter of 2002. The most significant charges for the first quarter of 2003 were:

  a U.S.$205 million provision for losses related to our investments in certain thermoelectric power plants in consideration of the fact that despite decreased demand and low energy prices, we have contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

  a U.S.$47 million expense for unscheduled stoppages of plant and equipment;

  a U.S.$ 20 million expense for general advertising and marketing expenses unrelated to direct revenues; and

  a U.S.$ 9 million charge for non-reimbursable contractual contingency payments incurred during the first quarter of 2003 related to our investments in thermoelectric power plants, which were adversely affected by decreased demand for energy and lower prices.

The most significant charges for the first quarter of 2002 were:

  a U.S.$ 48 million expense for contractual contingencies relating to thermoelectric plants; and

  a U.S.$ 20 million general advertising and marketing expense unrelated to direct revenues.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased 159.9% from U.S.$ 1,021 million for the first quarter of 2002, to U.S.$ 2,654 million for the first quarter of 2003. As a result, we recorded an income tax expense of U.S.$ 983 million for the first quarter of 2003, an 175.4% increase from an expense of U.S.$ 357 million for the first quarter of 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 5 to our unaudited consolidated financial statements as of March 31, 2003.

Cumulative effect of change in accounting principle

In the first quarter of 2003, we generated a gain of U.S.$697 million (net of U.S.$359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing site restoration costs under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies. Under SFAS 19, we had accrued upstream site restoration costs ratably over the productive lives of the assets. Under SFAS 143, we record the fair value of asset retirement obligations as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. The income adjustment described above resulted from reversing the higher liability accumulated under SFAS 19 in order to adjust it to a lower present value amount resulting from transition to SFAS 143. Please see Note 3 to our unaudited consolidated financial statements as of March 31, 2003.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from the Federal Government has been used to accumulate the impact on us of the Federal Government's regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, we had the right to offset amounts owed to the Federal Government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the Federal Government issued National Treasury Bonds - Series H in our name, which were placed with a federal depositary to support the balance of this account. The value of the outstanding Series H bonds as of March 31, 2003 was U.S.$ 49 million.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002, are subject to audits by the National Petroleum Agency - ANP, and the results of the audit will be the basis for the settlement of the account with the Federal Government. The settlement of accounts with the Federal Government, should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13, 2002, amended by Decree No. 4491 of November 29, 2002. We are in constant contact with the ANP and STN in order to effect settlement of the account, but settlement has not yet been achieved.

As a result of the deregulation of the Brazilian oil and gas market and applicable legislation, effective January 2, 2002, the Petroleum and Alcohol Account is no longer be used to reimburse expenses related to the supply of oil products and alcohol to us and third parties.

The balance of the Petroleum and Alcohol Account at March 31, 2003 represents a credit to us against the Federal Government in the amount of U.S.$ 199 million, an increase of 9.3% or U.S.$ 17 million when compared with December 31, 2002.

The following summarizes the changes in the Petroleum and Alcohol Account for the first quarter of 2003:

U.S.$ million
March 31, 2003
Beginning balance	182
Reimbursements to third parties	5
Translation Loss	12

Ending balance	199

BUSINESS SEGMENTS

Segment Information

The following segment information has been prepared in accordance with SFAS Nº 131 - Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). We operate under the following business segments, which are described as follows:

  Exploration and Production - This segment includes our exploration and development activities in Brazil, production of crude oil and gas, crude oil and gas transfers to other segments and the exportation of crude oil.

  Supply - This segment includes our refining, logistic, transportation and commercialization activities for crude oil, oil products and fuel alcohol. Additionally, this segment includes our investments in various domestic petrochemical companies and our two domestic fertilizer plants.

  Distribution - This segment represents our oil product and fuel alcohol distribution activities in Brazil, conducted by Petrobras Distribuidora S.A. - BR.

  Gas and Energy - This segment encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state-owned natural gas distributors, thermoelectric companies and fiber optic companies.

  International - This segment represents our international activities conducted in 8 countries, which include exploration and production, supply, distribution and gas and energy.

The functions that cannot be attributed to these business segments are allocated to our corporate segment, especially those linked with corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to the pension and health-care plans.

In preparing the financial information by business segment, we attributed to each business segment only those functions over which the particular business segment has effective control.

The main criteria used to record the results and assets by business segment are summarized as follows:

  Net operating revenue are the revenues from sales to third parties plus inter-segment revenues based on the internal transfer prices established by the business segments;

  Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment; and

  Assets are the assets allocated to each business segment.

RESULTS BY BUSINESS SEGMENTS	U.S. $ million For the first quarter of
	2003	2002
Exploration and Production	2,404	617
Supply	392	222
Distribution	44	15
Gas and Energy	(142)	(34)
International (1)	48	(47)
Corporate	(114)	(98)
Eliminations	(323)	(62)

Net income	2,309	613

(1) As of December 31, 2002, the international business segment includes the Argentine operations of Petrolera Santa Fe, which we acquired in October 2002, but excludes those of Perez Companc S.A. and Petrolera Perez Companc S.A., as the transfer of control of these entities was still contingent on approval by the Argentine regulatory authorities at March 31, 2002.

The comparison between our results of operations has been significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average exchange rate in the first quarter of 2003 was 46.6% higher than the average exchange rate in the first quarter of 2002.

Exploration and Production

Consolidated net income for our exploration and production segment increased 289.6% to U.S.$ 2,404 million for the first quarter of 2003, as compared to U.S.$ 617 million for the first quarter of 2002.

This increase was primarily attributable to a U.S.$2,066 million increase in net operating revenues, as a result of:

  the increase in the price of crude oil in the international market;

  a 5% increase in production of crude oil, NGL and natural gas; and

  the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in the first quarter of 2003.

These effects were partially offset by a U.S.$ 402 million increase in cost of sales, primarily composed of:

  a U.S.$ 117 million increase related to crude oil, natural gas and NGL in volumes sold or transferred to other business segments; and

  a U.S.$ 358 million increase in taxes and charges imposed by the Brazilian government.

Supply – Consolidated net income for our supply segment increased 76.6% to U.S.$392 million for the first quarter of 2003, as compared to U.S.$222 million for the first quarter of 2002. This increase is primarily attributable to the increase of approximately U.S.$1,759 million in net operating revenues resulting from the increase of oil products prices in the international market.

This increase was partially offset by a U.S.$1,487 million increase in cost of sales, mainly due to the increase in import prices of crude oil and oil products and increases in prices of products transferred from others segments.

Gas and Energy – Consolidated net income for our Gas and Energy segment registered a net loss of U.S .$142 million for the first quarter of 2003, as compared to a net loss of U.S.$ 34 million for the first quarter of 2002, principally due to a U.S.$ 205 million provision for non-reimbursable contractual contingency payments, related to our investments in thermoelectric power plants that will come due during the remaining months of 2003.

This increase was partially offset by a U.S.$ 61 million increase in net operating revenues as a result of the 6.8% increase in the average price of natural gas and the 5% increase in natural gas sales volume in the first quarter of 2003, in each case, as compared to the first quarter of 2002.

Distribution – Consolidated net income for our distribution segment increased 193.3% to U.S.$ 44 million for the first quarter of 2003, as compared to consolidated net income of U.S.$ 15 million for the first quarter of 2002. This increase is primarily attributable to:

  the increase of net operating revenues in the amount of U.S.$ 232 million reflecting the increase of oil products sales prices to refineries (we increased these sales prices in order to maintain our gross margin); and

  a gain of U.S.$24 million resulting from the difference between the book value of BR shares and the amount we paid to BR’s minority shareholders in connection with our public tender offer for all of the outstanding shares of BR.

These increases were partially offset by the U.S.$ 211 million increase in cost of sales, reflecting the increase of oil products prices to refineries.

International – Consolidated net income for our international segment increased to U.S.$48 million for the first quarter of 2003, as compared to a net loss of U.S.$47 million for the first quarter of 2002. This increase was primarily attributable to:

  an increase of approximately U.S.$110 million in net revenues resulting from the increase of oil products prices in the international market and increases in sales volumes; and

  a U.S.$ 91 million increase in results of non-consolidated companies including results of our equity investments in Compañia Mega, an Argentine company, which generated a gain of U.S.$19 million during the first quarter of 2003 as compared to a loss of U.S.$72 million during the first quarter of 2002, as a result of the devaluation of the Argentine Peso against the U.S. dollar during the first quarter of 2002.

This increase was partially offset by a U.S.$64 million increase in cost of sales, mainly due to the increase in sales volumes.

Corporate – Consolidated net income for the units that make up our corporate segment increased 16.3% to a net loss of U.S.$114 million during the first quarter of 2003, as compared to a net loss of U.S.$98 million during the first quarter of 2002. This increase in net loss was primarily attributable to the increase in income tax expenses during the first quarter of 2003.

CAPITAL EXPENDITURES

In the first quarter of 2003, we continued to prioritize capital expenditures directed towards the development of crude oil and natural gas production. Total capital expenditures were U.S.$ 875 million in the first quarter of 2003, representing a 20% decrease from capital expenditures made in the first quarter of 2002. Of the capital expenditures incurred during the first quarter of 2003, U.S.$ 501 million (57%) were directed towards domestic exploration and production activities, which includes our exploration and production segment and our project financings.

Activities

	U.S.$ million First quarter of
	2003	2002
• Exploration and Production	501	711
• Supply	223	165
• Distribution	22	29
• Gas and Energy	39	81
• International	67	66
• Corporate	23	48

Total capital expenditures	875	1,100

Many of our capital expenditures for the first quarter of 2003 and 2002 were made in connection with exploration and development projects in the Campos Basin, a number of which are being financed through project financings. Our capital expenditure budget for 2003 provided in our 2003 Annual Business Plan 2003, including project finance, is U.S.$ 7.2 billion. Below are our material project financing expenditures by project for the first quarter of 2003 and 2002:

Activities

	U.S.$ million First quarter of
Field	2003	2002
Albacora		32
Espadarte / Voador / Marimbá – EVM	2	40
Cabiúnas	4	8
Pargo / Carapeba / Garoupa / Cherne – PCGC	4
Nova Marlim	27
Companhia Petrolífera Marlim		34
Others		10

	37	124

In line with our objective of increasing production, we have signed 46 agreements to invest in exploration and production development areas where we have already made commercial discoveries.

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of	As of
	March 31,	December 31,
	2003	2002
	( Unaudited )
Assets
Current assets
Cash and cash equivalents	4,501	3,301
Accounts receivable, net	2,555	2,267
Inventories	3,059	2,540
Other current assets	2,474	2,089
Total current assets	12,589	10,197
Property, plant and equipment, net	20,939	18,224
Investments in non-consolidated companies and
other investments	364	334
Other assets
Petroleum and Alcohol Account - Receivable from
Federal Government	199	182
Government securities	200	176
Unrecognized pension obligation	49	61
Advances to suppliers	442	450
Investment in Perez Companc S.A.	1,073	1,073
Others	1,443	1,321
Total other assets	3,406	3,263
Total assets	37,298	32,018
Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	1,675	1,702
Short-term debt	810	671
Current portion of long-term debt	722	727
Current portion of project financings	418	239
Capital lease obligations	350	349
Other current liabilities	4,518	3,257
Total current liabilities	8,493	6,945
Long-term liabilities
Employees postretirement benefitsbenefits	2,645	2,423
Project financings	3,918	3,800
Long-term debt	7,330	6,987
Capital lease obligationsobligations	1,761	1,907
Other liabilities	1,532	791
Total long-term liabilities	17,186	15,908

Minority interest	(93)	(136)
Stockholders' equity
Shares authorized and issued:
Preferred stock -2003 - 461,802,497 (2002 -451,935,669 shares)	2,965	2,459
Common stock - 2003 and 2002 - 634,168,418 shares	4,289	3,761
Reserves and others	4,458	3,081
Total stockholders' equity	11,712	9,301
Total liabilities and stockholders’ equity	37,298	32,018

Income Statement
(Unaudited)
(in millions of U.S. dollars, except for share and per share data)

		First quarter of

4Q-2002		2003	2002
8,294	Sales of products and services	9,578	7,476
	Less:
(1,354)	Value-added and other taxes on sales and services	(1,387)	(1,230)
(1,010)	CIDE	(1,148)	(1,517)
5,930	Net operating revenues	7,043	4,729
(3,375)	Cost of sales	(3,092)	(2,476)
(402)	Depreciation, depletion and amortization	(413)	(402)
(134)	Exploration, including exploratory dry holes	(67)	(99)
(75)	Impairment
(365)	Selling, general and administrative expenses	(460)	(453)
(44)	Research and development expenses	(45)	(38)
(4,395)	Total costs and expenses	(4,077)	(3,468)
(169)	Equity in results of non-consolidated companies	11	(76)
228	Financial income	227	287
(252)	Financial expense	(252)	(212)
	Monetary and exchange variation on monetary
(554)	assets and liabilities, net	181	45
(106)	Employee benefit expense	(116)	(151)
(43)	Other taxes	(67)	(73)
(621)	Other expenses, net	(296)	(60)
(1,517)		(312)	(240)
	Income before taxes and minority
18	interests and accounting change	2,654	1,021
	Income tax expense:
(130)	Current	(916)	(334)
327	Deferred	(67)	(23)
197	Total income tax expense	(983)	(357)
(142)	Minority interest in results of consolidated subsidiaries	(59)	(51)
73	Net income before accounting change effect	1,612	613
	Cumulative effect of accounting change, net of income tax	697
73	Net income for the period	2,309	613
	Weighted average number of shares outstanding
634,168,418	Common/ADS	634,168,418	634,168,418
451,935,669	Preferred/ADS	461,802,497	451,935,669
	Basic and diluted earning per share
	Common/ADS and Preferred/ADS
0.07	Before effect of change in accounting principle	1.47	0.56
0.07	After effect of change in accounting principle	2.11	0.56

Statement of Cash Flows Data
(Unaudited)
(in millions of U.S. dollars)

		First quarter of

4Q-2002		2003	2002
	Cash flows from operating activities
73	Net income for the period	2,309	613
	Adjustment to reconcile net income to net cash provided by
	by operating activities
327	Depreciation, depletion and amortization	317	444
107	Loss on property, plant and equipment	34	65
869	Foreign exchange and monetary loss	92	98
	Cumulative effect of accounting change, net of income tax	(697)
149	Others	122	147

	Decrease (increase) in assets
111	Accounts receivable, net	(211)	(240)
	Petroleum andAlcohol Account-Receivable from Federal
(68)	Government	(7)	10
209	Inventories	(366)	(229)
22	Advances to suppliers	(90)	(79)
196	Others	(158)	88

	Increase (decrease) in liabilities
180	Trade accounts payable	(95)	25
229	Taxes payable, other than income taxes	27	556
27	Income taxes	729	(847)
211	Other liabilities	250	77

2,642	Net cash provided by operating activities	2,256	728
	Cash flows from financing activities
(1,337)	Additions to property, plant and equipment	(875)	(1,100)
(1,073)	Investment in Perez Companc S.A.
(447)	Investments in thermoelectric plants	(163)
(31)	Others	(29)	(65)

(2,888)	Net cash used in investing activities	(1,067)	(1,165)

(279)	Cash flows from financing activities	(186)	(292)
(525)	Increase (decrease) in cash and cash equivalents	1,003	(829)
214	Effect of exchange rate changes on cash and cash equivalents	197	(86)
3,612	Cash and cash equivalents at beginning of period	3,301	7,360

3,301	Cash and cash equivalents at the end of period	4,501	6,445

Income Statement by Segment

	First quarter of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to
third parties	654	4,045	245	315	1,784			7,043
Inter-segment net operating
revenues	3,834	1,621	33	52	27		(5,567)

Net operating revenues	4,488	5,666	278	367	1,811		(5,567)	7,043

Cost of sales	(1,344)	(4,770)	(148)	(260)	(1,649)		5,079	(3,092)
Depreciation, depletion and
amortization	(276)	(71)	(28)	(27)	(6)	(5)		(413)
Exploration, including dry
holes	(63)			(4)				(67)
Selling, general and
administrative expenses	(20)	(183)	(33)	(26)	(86)	(112)		(460)
Research and development
expenses	(24)	(9)	(2)			(10)		(45)

	(1,727)	(5,033)	(211)	(317)	(1,741)	(127)	5,079	(4,077)
Cost and expenses

Results of non-consolidated
companies		10	(18)	19				11
Debt expenses, net	(86)	(25)	3	5	(8)	267		156
Employee benefit expense					(4)	(112)		(116)
Other expenses, net	(95)	(29)	(210)	(7)	14	(36)		(363)

Income before income
taxes and minority
interest and accounting
change	2,580	589	(158)	67	72	(8)	(488)	2,654

Income tax benefits
(expense)	(873)	(188)	66	(20)	(27)	(106)	165	(983)
Minority interest		(9)	(50)	1	(1)			(59)

Income before accounting
change	1,707	392	(142)	48	44	(114)	(323)	1,612

Cumulative effect of
accounting change, net of
income tax	697							697

Net income	2,404	392	(142)	48	44	(114)	(323)	2,309

	First quarter of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to
third parties	132	2,639	172	237	1,549			4,729
Inter-segment net operating
revenues	2,290	1,268	45	20	30		(3,653)

Net operating revenues	2,422	3,907	217	257	1,579		(3,653)	4,729

Cost of sales	(942)	(3,283)	(150)	(196)	(1,438)		3,533	(2,476)
Depreciation, depletion
and amortization	(269)	(79)	(15)	(29)	(8)	(2)		(402)
Exploration, including dry
holes	(97)			(2)				(99)
Selling, general and
administrative expenses	(21)	(193)	(13)	(23)	(100)	(103)		(453)
Research and development
expenses	(17)	(11)	(1)			(9)		(38)
	(1,346)	(3,566)	(179)	(250)	(1,546)	(114)	3,533	(3,468)

Cost and expenses

Results of non-consolidated
companies		(4)		(72)				(76)
Debt expenses, net	(93)	24	(19)	11	3	194		120
Employee benefit expense						(151)		(151)
Other expenses, net	(43)	(13)	(65)	22	(5)	(43)	14	(133)

Income before income taxes
and minority interest	940	348	(46)	(32)	31	(114)	(106)	1,021

Income tax benefits (expense)	(323)	(123)	19	(16)	(10)	52	44	(357)
Minority interest		(3)	(7)	1	(6)	(36)		(51)

Net income	617	222	(34)	(47)	15	(98)	(62)	613

Other Expenses, Net By Segment

	First quarter of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Provisions losses on financial
exposure-Thermoplant			(205)					(205)
Institution Relations and Culture
Projects						(20)		(20)
Unscheduled stoppages – plant
and equipment	(39)	(8)						(47)
The Listing of P-34	(11)							(11)
Losses as a result of Legal
Proceedings	(2)	(2)						(4)
Gain from purchase of minority
interest in BR’s Shares					24			24
Other taxes		(5)	(1)	(4)	(11)	(46)		(67)
Others	(43)	(14)	(4)	(3)	1	30		(33)

	(95)	(29)	(210)	(7)	14	(36)		(363)

	First quarter of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Contractual Contingencies with
Thermoplants			(48)					(48)
Institution Relations and Culture
Projects						(20)		(20)
Unscheduled stoppages – plant
and equipment	(42)	(8)						(50)
Losses as a result of Legal
Proceedings	(3)	(2)						(5)
Petroleum & Alcohol Account
Regularization						(7)		(7)
Other taxes		(8)	(1)	(3)	(10)	(51)		(73)
Others	2	5	(16)	25	5	35	14	70

	(43)	(13)	(65)	22	(5)	(43)	14	(133)

Selected Balance Sheet Data by Segment

	First quarter of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	1,100	5,359	1,016	760	1,178	4,641	(1,465)	12,589

Cash and cash equivalents	1	416	44	119	51	3,870		4,501
Other currents assets	1,099	4,943	972	641	1,127	771	(1,465)	8,088

Property, plant and
equipment, net	13,698	3,466	2,081	1,088	329	277		20.939

Investments in non-
consolidated companies
and other investments	7	185	77	11	18	66		364

Non-current assets	425	236	609	1,087	161	2,004	(1,116)	3,406

Petroleum and Alcohol
Account						199		199
Government securities held-
to-maturity		1				199		200
Other assets	425	235	609	1,087	161	1,606	(1,116)	3,007

Total assets	15,230	9,246	3,783	2,946	1,686	6,988	(2,581)	37,298

Selected Data for International Segment

	First quarter of 2003 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	1,717	347	66	147	1,509	(840)	2,946

STATEMENT OF INCOME

Net Operating Revenues	122	292	19	130	2	(198)	367

Net operating revenues to third	48	116	19	130	2		315
Inter-segment net operating revenues	74	176				(198)	52

Net income	40	11	4	(11)	4		48

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896

Investments in non-
consolidated companies
and other investments	7	168	70	11	16	62		334

Property, plant and
equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol
Account						182		182
Government securities		2				206		208
Other assets	385	209	556	1,092	141	1,544	(1,054)	2,873

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2002)	1,638	349	39	160	1,479	(802)	2,863

STATEMENT OF INCOME
(First quarter of 2002)

Net Operating Revenues	65	227	1	94		(130)	257

Net operating revenues to third parties	23	119	1	94			237
Inter-segment net operating revenues	42	108				(130)	20

Net income	18	4		(8)	(61)		(47)

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

For further information, please contact:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.